# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MFS GOVERNMENT MARKETS INCOME TRUST, CIK 0000811922
CUSIP: 552939100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 Huntington Avenue, 24th Floor, Boston, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 04/20/2026
Amends the filing with accession number 0000897101-26-000069
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 80 South Eighth Street, Suite 3300, Minneapolis, Minnesota (MN), 55402-4130, 612-332-3223

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,448,005; sole dispositive power 0; shared dispositive power 9,448,005; aggregate amount beneficially owned 9,448,005 (29% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,448,005; sole dispositive power 0; shared dispositive power 9,448,005; aggregate amount beneficially owned 9,448,005 (29% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MFS GOVERNMENT MARKETS INCOME TRUST
Address of issuer's principal executive offices: 111 Huntington Avenue, 24th Floor, Boston, Massachusetts (MA), 02199
Comment: This Amendment No. 3 ("Amendment") amends and supplements the statement on Schedule 13D filed on February 24, 2026, and amended by Amendment No. 1 filed on March 11, 2026, and Amendment No. 2 filed on March 19, 2026 (as amended, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares)" of MFS Government Markets Income Trust (the "Issuer"). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses on each cover page of this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 32,590,193 Shares outstanding as of November 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Form N-CSR.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses on each cover page of this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole of shared power to dispose or to direct the disposition. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's client accounts own more than 5% of the shares outstanding, and none of SIA's or SFI's directors or executive officers own shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares effected during the past 60 days by the Sit Entities are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions in Shares by Sit Entities during the past 60 days

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (04/22/2026)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (04/22/2026)